Exhibit 99.23

AMENDMENT NO. 4

TO THE

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION

WHEREAS, The Chubb Corporation (the “Company”) maintains the Capital Accumulation Plan of The Chubb Corporation, as amended and restated effective January 1, 2012 (the “CCAP” or the “Plan”); and

WHEREAS, the Plan was submitted to the Internal Revenue Service (the “IRS”) for receipt of an updated favorable determination letter under Cycle B, which ended on January 31, 2013; and

WHEREAS, the Plan was amended by execution of Amendment No. 1 to the Plan and Amendment No. 2 to the Plan to make various changes to the Plan; and

WHEREAS, a favorable determination letter was issued for the Plan dated June 27, 2014 and covers Amendment Nos. 1 and 2 to the Plan, and Amendment No. 3 which was executed to make minor changes to the Plan to obtain the favorable determination letter; and

WHEREAS, pursuant to Section 16.1 of the Plan, the Employee Benefits Committee (the “Committee”) has the authority to approve amendments to the Plan as it deems necessary or desirable; provided that such amendment does not increase the costs of the Plan to the Company or any participating affiliate by more than $750,000 on an annual basis, as determined by the Committee and to the extent permitted by applicable law; and

WHEREAS, the Committee wishes to amend the Plan to make certain design changes to the automatic enrollment provisions of the Plan.

NOW, THEREFORE, the Plan is hereby amended, effective as of January 1, 2015, except as otherwise indicated, as follows:

1. Definition of Spouse. A definition of a “Spouse” shall be added to the Plan as Section 1.47, as follows:

“1.47 “Spouse” means the person to whom a Participant is legally married at the time of such determination. The Plan recognizes same-sex Spouses as of June 26, 2013, if a same-sex couple was legally married and resided in a state that recognized same-sex marriages; and as of September 16, 2013 and thereafter, if a same-sex couple was legally married in a state or jurisdiction recognizing same-sex marriages, regardless of where they reside, as determined for purposes of Federal income taxes. The term “Surviving Spouse” means the survivor of a deceased former Participant to whom such deceased former Participant was legally married (as determined by the Administrative Committee) on the date of the Participant’s death.”

2. Automatic Enrollment. Section 4.2(C)(1) of the Plan currently provides for automatic enrollment for Eligible Employees at 4% of Compensation, with automatic escalation each year by 1% of Compensation, up to a maximum Pay Conversion Contribution election equal to 10% of deferrable Compensation. The following new Section 4.2(C)(4) shall be added to the Plan as follows:

“(4) Notwithstanding any provisions of the Plan to the contrary, effective as of January 1, 2015, the following rules shall apply:

(a) The automatic enrollment provisions of the Plan shall apply to the first payroll in the month of January, for each Plan Year, and shall automatically enroll any Participant who opted out of the automatic enrollment provisions of the Plan when initially hired, and is contributing $0 to the Plan, in an amount equal to 4% of Compensation, except for recent hires who are being automatically enrolled under the separate provisions of the Plan. Employees may elect to make a greater or a lesser Pay Conversion Contribution, or to make no Pay Conversion Contributions to the Plan, in accordance with the rules as provided above, and as otherwise determined within the discretion of the Plan Administrator, including a change in the Participant’s Pay Conversion Contribution election on or about January 2 of each calendar year (provided that such election only applies to Compensation that is not yet currently available to the Participant and that otherwise complies with the cash or deferred election timing rules at Treas. Reg. §1.401(k)-1(a)(3)).

(b) Newly hired and rehired employees shall continue to be automatically enrolled in accordance with Section 4.2(C)(1) of the Plan, as soon as practicable following 30 days from the date that the Eligible Employee receives the notice described in Section 4.2(C)(2) of the Plan, but in no event later than 90 days following receipt of such notice, with investments as provided under Section 6.3, if applicable.

(c) The automatic escalation provision cap of 10% of deferrable Compensation shall be eliminated from the Plan. The automatic escalation provision shall continue to apply only for all Participants who were auto enrolled, and not for other Participants, effective as of the anniversary of their auto enrollment date.

2. No Other Changes. All other provisions of the Plan shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Employee Benefits Committee has caused this Amendment No. 4 to be duly executed as of December, 2014.

EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Carolyn Kennedy
Carolyn Kennedy
Chairperson

December, 2014

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